Exhibit 99.368

October 12, 2021

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Financial and Consumer Affairs Authority of Saskatchewan

Re:	Notice of Change of Auditors of Nextech AR Solutions Corp.

Ladies and Gentlemen:

As required by section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we have read the change of auditor notice of Nextech AR Solutions Corp. dated September 28, 2021 (the “Notice”) and confirm our agreement with the statements contained in the Notice pertaining to our firm. We have no basis to agree or disagree with the other statements contained within the Notice.

Very truly yours,

Marcum LLP

RAL/sq

Marcum LLP ■ One Montgomery Street ■ Suite 1700 ■ San Francisco, California 94104 ■ Phone 415.432.6200 ■ Fax 415.432.6201 ■ marcumllp.com